Exhibit 99.3

NICE Actimize Partners with The Knoble Non-Profit Network to Fight Human
Trafficking, Fraud Scams and Other Financial Crimes

NICE Actimize will provide both research support and technology resources to detect and prevent the most serious of human-targeted financial-based crimes and abuse

Hoboken, N.J., December 7, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced its partnership with The Knoble, a global non-profit network of experts working to protect the vulnerable against a range of financial crimes and other fraudulent activity. Through the partnership, NICE Actimize will provide technology expertise, research support and other resources to The Knoble’s Financial Crimes Working Group with the goal of supporting the detection and elimination of scams in activities relating to human trafficking, child exploitation, and elder abuse.

Integral to this partnership, Chad Hetherington, NICE Actimize’s VP, Global Head of Product, has been named to The Knoble’s prestigious Board of Advisors. With more than 25 years of experience in consulting, product management and development, Hetherington currently oversees the execution of NICE Actimize’s product strategy.

NICE Actimize has begun developmental work on several initiatives in association with The Knoble. The first of these efforts addresses the further definition and operationalization of scam typologies. This project builds off The Knoble’s own initiatives, which focus on publishing a common framework for categorizing scams. Additional initiatives will address the detection of human trafficking patterns in anti-money laundering activities. Proven best practices on implementing scams tracking and reporting will be documented and shared across The Knoble Network and beyond.

“The proliferation of scams targeting the most vulnerable has drawn massive attention across the globe and NICE Actimize’s objective is to provide important resources to help financial institutions take preventative measures to identify and stop these crimes,” said Craig Costigan, CEO, NICE Actimize. “We will work with our clients at financial institutions and The Knoble to advance this critical mission.”

“NICE Actimize’s market leadership and experience in anti-money laundering and enterprise fraud will contribute to our group intelligence in fighting a range of crimes such as human trafficking and more,” said Ian Mitchell, Founder and Board Chair of The Knoble. "For financial institutions taking proactive measures to enhance their defenses around these scams, and support consumers, NICE Actimize ‘s leadership will prove invaluable to furthering this cause.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.